September 27, 2024

Stanley Bergman
Chairman and Chief Executive Officer
Henry Schein, Inc.
135 Duryea Road
Melville, NY 11747

       Re: Henry Schein, Inc.
           Definitive Proxy Statement on Schedule 14A
           Response dated September 10, 2024
           File No. 000-27078
Dear Stanley Bergman:

       We have reviewed your September 10, 2024 response to our comment letter and have the following comment(s).

       Please respond to this letter by providing the requested information and/or confirming that you will revise your future proxy disclosures in accordance with the topics discussed below. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

        After reviewing your response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our August 30, 2024 letter.

Response letter submitted September 10, 2024
Pay Versus Performance, page 50

1. We note that your response to prior comment 2 does not include the requested description of how your Company-Selected Measure, Adjusted EPS, is calculated from your audited financial statements. Please provide us with a description of how Adjusted EPS is calculated from your audited financial statements.
 September 27, 2024
Page 2

       Please contact Laura Nicholson at 202-551-3584 or Amanda Ravitz at 202-551-3412 with any questions.



                                                       Sincerely,

                                                       Division of Corporation
Finance
                                                       Disclosure Review
Program